1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb, 2004

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:________)

UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 11.8% Revenues Growth and
EPS of NT $0.75 or EPADS of US $ 0.11 for 4Q 2003

Taichung, Taiwan, February 12, 2004 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 4Q 2003 was NT$ 8,048 million, representing 11.8% increase QoQ and 31.1% increase compared to the same period of year 2002.

SPIL reported a net income of NT$ 1,384 million in 4Q 2003, compared with a net income of NT$ 1,114 million in 3Q 2003 and a net income of NT$ 50 million in 4Q 2002.

SPIL reported its sales revenues for the full year ended December, 31 2003 were NT$ 27,383 million, up 22.8% compared to the same period of year 2002.

For the full year ended December 31, 2003 net income was NT$ 2,842 million, compared with a net income of NT$ 425 million for the same period of year 2002.

Unconsolidated 4Q 2003 Financial Results

▶	Net revenue was NT$8,048 million, of which NT$7,296 million was from assembly business and NT$752 million was from testing business.

▶	Cost of goods sold was NT$6,687 million, and gross profit was NT$1,361 million, representing a gross margin of 16.9%.

▶	Operating expenses were NT$408 million, including selling expenses of NT$121 million, administrative expenses of NT$132 million, and R& D expenses of NT$155 million. Operating profit was NT$953 million, representing an operating margin of 11.8% vs 12.9% in 3Q 2003.

▶	Net interest expense for this quarter was NT$58 million.

▶	Net income was NT$1,384 million, compared with an income of NT$1,114 million in 3Q 2003.

▶	Earnings per ordinary share for this quarter was NT$0.75, or earnings per ADS of US$0.11. Total weighted average outstanding shares for 4Q 2003 were 1,836,785 thousand shares.

SPIL 4Q 03

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SILICONWARE PRECISION INDUSTRIES CO., LTD.

Capital Expenditure

▶	Capital spending in 4Q 2003 totaled NT$1,944 million, in which NT$1,505 million were spent on assembly equipment, and NT$439 million were spent on testing equipment.

▶	The depreciation expenses in 4Q 2003 were NT$1,215 million, in which NT$755 million were from assembly business and NT$460 million were from testing business.

Assembly Operation

▶	BGA revenues accounted for 45% of total revenues, up from 43% in the previous quarter, QFP revenues accounted for 31% and remained flat from previous quarter, and SO revenues accounted for 10%, down from 12% in previous quarter. Testing service generated 10% of total revenues in 4Q 2003.

▶	The average assembly utilization rate was 95% in 4Q 2003.

Testing Operation

▶	The average testing utilization rate was 67% in 4Q 2003.

SPIL 4Q 03

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SILICONWARE PRECISION INDUSTRIES CO., LTD.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

     The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2002 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2003.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and twelve months ended December 31, 2003 reflect our gains or losses attributable to the fourth quarter and twelve months, respectively, of 2003 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method.Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the twelve months, ended December 31, 2003, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 03

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of December 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	December 31, 2003			December 31, 2002		Sequential

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and cash equivalent	311,418	10,594,442	20	4,865,940	11	5,728,502	118
Accounts receivable	158,932	5,406,860	10	4,249,535	9	1,157,325	27
Inventories	55,016	1,871,631	3	1,371,014	3	500,617	37
Other current assets	38,716	1,317,134	2	1,079,541	2	237,593	22

Total current assets	564,082	19,190,067	35	11,566,030	25	7,624,037	66

Long-term investments	263,252	8,955,822	17	8,915,038	19	40,784	—
Fixed assets	1,212,911	41,263,239	76	37,498,858	82	3,764,381	10
Less accumulated depreciation	(516,157)	(17,559,663)	-32	(13,788,925)	-30	(3,770,738)	27

Net fixed assets	696,754	23,703,576	44	23,709,933	52	(6,357)	—

Other assets	65,051	2,213,047	4	1,966,983	4	246,064	13

Total Assets	1,589,139	54,062,512	100	46,157,984	100	7,904,528	17

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	468,357	15,933,507	29	5,867,635	13	10,065,872	172
Bonds payable	23,516	800,000	2	7,947,857	17	(7,147,857)	-90
Long term loans	224,034	7,621,641	14	6,132,216	14	1,489,425	24
Other liabilities	179	6,086	—	31,724	—	(25,638)	-81

Total Liabilities	699,935	24,361,234	45	19,979,432	43	4,381,802	22

Stockholders’ Equity
Capital stock	554,137	18,851,737	35	18,851,737	41	—	—
Capital reserve	238,069	8,099,110	15	8,087,113	17	11,997	—
Legal reserve	13,728	467,014	1	424,495	1	42,519	10
Special reserve	8,900	302,780	1	—	—	302,780	—
Retained earnings	85,881	2,921,681	5	425,195	1	2,496,486	587
Unrealized long-term investment loss	—	—	—	(302,780)	-1	302,780	-100
Cumulated translation adjustment	96	3,278	—	35,683	—	(32,405)	-91
Treasury stock	(27,758)	(944,322)	-2	(1,342,891)	-3	398,569	-30

Total Equity	873,053	29,701,278	55	26,178,552	57	3,522,726	13

Total Liabilities & Shareholders’ Equity	1,589,139	54,062,512	100	46,157,984	100	7,904,528	17

Forex ( NT$ per US$ )		34.02		34.805

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on December 31							Sequential Comparison

	4Q 2003				4Q 2002		YOY	4Q 2003	3Q 2003		QOQ

	USD	NTD		%	NTD		change %	NTD	NTD		change %

Revenues	236,580		8,048,435	100.0		6,138,465	31.1	8,048,435		7,200,276	11.8
Cost of Goods Sold	(196,557)		(6,686,869)	-83.1		(5,612,137)	19.2	(6,686,869)		(5,876,168)	13.8

Gross Profit	40,023		1,361,566	16.9		526,328	158.7	1,361,566		1,324,108	2.8

Operating Expenses
Selling Expenses	(3,573)		(121,557)	-1.5		(110,892)	9.6	(121,557)		(97,785)	24.3
Administrative Expenses	(3,880)		(132,009)	-1.6		(181,858)	-27.4	(132,009)		(149,569)	-11.7
Research and Development Expenses	(4,544)		(154,572)	-1.9		(144,782)	6.8	(154,572)		(150,776)	2.5

	(11,997)		(408,138)	-5.1		(437,532)	-6.7	(408,138)		(398,130)	2.5

Operating Income	28,026		953,428	11.8		88,796	973.7	953,428		925,978	3.0

Non-operating Income	3,757		127,818	1.6		55,485	130.4	127,818		248,448	-48.6
Non-operating Expenses	(7,273)		(247,432)	-3.1		(145,161)	70.5	(247,431)		(79,449)	211.4

Income before Income Tax	24,510		833,814	10.4		(880)	—	833,815		1,094,977	-23.9
Income Tax Credit (Expenses)	16,178		550,379	6.8		50,440	991.2	550,379		19,139	2775.7

Net Income	40,688		1,384,193	17.2		49,560	2693.0	1,384,194		1,114,116	24.2

Earnings Per Common Share
— Basic		NT$	0.75		NT$	0.03			NT$	0.61

— Diluted		NT$	0.68			—				—

Earnings Per ADS
— Basic		US$	0.11		US$	0.09			US$	0.09

— Diluted		US$	0.10			—				—

Weighted Average Number of Shares Outstanding(’k)			1,836,785			1,825,935				1,832,508

Forex ( NT$ per US$)			34.02			34.805				33.8

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended on December 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on December 31, 2003 and 2002

	2003				2002		YOY

	USD	NTD		%	NTD		Change %

Revenues	804,907		27,382,925	100.0		22,298,530	22.8
Cost of Goods Sold	(682,944)		(23,233,767)	-84.8		(20,209,935)	15.0

Gross Profit	121,962		4,149,158	15.2		2,088,595	98.7

Operating Expenses
Selling expenses	(12,302)		(418,518)	-1.5		(404,225)	3.5
Administrative expenses	(17,439)		(593,279)	-2.2		(623,107)	-4.8
Research and development expenses	(16,434)		(559,076)	-2.0		(506,981)	10.3

	(46,175)		(1,570,873)	-5.7		(1,534,313)	2.4

Operating Income	75,787		2,578,285	9.4		554,282	365.2

Non-operating Income	18,771		638,581	2.3		510,639	25.1
Non-operating Expenses	(29,868)		(1,016,113)	-3.7		(788,356)	28.9

Income Before Income Tax	64,690		2,200,753	8.0		276,565	695.7
Income Tax Credit (Expenses)	18,843		641,032	2.3		148,630	331.3

Net Income	83,533		2,841,785	10.4		425,195	568.3

Earnings Per Common Share
— Basic		NT$	1.55		NT$	0.23

— Diluted		NT$	1.39			—

Earnings Per ADS
— Basic		US$	0.23		US$	0.03

— Diluted		US$	0.20			—

Weighted Average Number of Shares Outstanding(‘k)			1,836,785			1,825,935

Forex ( NT$ per US$ )			34.02			34.805

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended on December 31, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2003		12 months, 2002

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net income	83,533	2,841,785	425,195
Depreciation	142,104	4,834,362	4,569,681
Amortization	9,705	330,152	324,601
Long-term investment loss (gain) recognized by equity method	10,861	369,485	(43,205)
Gain on disposal of investment	(3,554)	(120,905)	(3,427)
Compensation interest payable on bonds payable	6,022	204,873	285,977
Unrealized foreign currency exchange (gain) loss on bonds payable	(4,813)	(163,751)	(97,163)
Change in working capital & others	(4,992)	(169,816)	(462,051)

Net cash flows provided from operating activities	238,865	8,126,185	4,999,608

Cash Flows from Investing Activities:
Payment for short-term investment	—	—	(6,818,370)
Acquisition of property, plant, and equipment	(131,128)	(4,460,964)	(6,271,162)
Proceeds from disposal of short-term investment	—	—	6,821,740
Proceeds from disposal of long-term investment	15,376	523,093	16,957
Payment for long-term investment	(7,314)	(248,839)	(2,308,203)
Payment for deferred charges/other changes	(8,536)	(290,399)	(1,068,660)

Net cash used in investing activities	(131,602)	(4,477,109)	(9,627,698)

Cash Flows from Financing Activities:
Repayment of short-term loan	(8,877)	(302,000)	(488,000)
Repayment (proceeds) of commercial paper	(14,772)	(502,559)	396,917
Proceeds from long-term loan	72,611	2,470,240	335,303
Proceeds from bonds payable	—	—	7,608,260
Redemption of bonds payable	—	—	(4,469,051)
Proceeds from disposing treasury stock/other charges	12,162	413,745	20,854

Net cash provided from financing activities	61,124	2,079,426	3,404,283

Net increase (decrease) in cash and cash equivalents	168,386	5,728,502	(1,223,807)

Cash and cash equivalents at beginning of period	143,032	4,865,940	6,089,747

Cash and cash equivalents at end of period	311,418	10,594,442	4,865,940

Forex ( NT$ per US$ )		34.02	34.805

(1) :	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Feb 12, 2004	By:	/S/ WEN CHUNG LIN

Wen Chung Lin Vice President & Spokesman